Exhibit 99.1

Genmab and ADC Therapeutics Announce Amended Agreement for Camidanlumab Tesirine (Cami)

Media Release

Copenhagen, Denmark and Lausanne, Switzerland, October 30, 2020

•	ADC Therapeutics to continue the development and commercialization of Cami

•	Genmab to receive mid-to-high single-digit tiered royalty

Genmab A/S (Nasdaq: GMAB) and ADC Therapeutics SA (NYSE: ADCT) today announced that they have executed an amended agreement for ADC Therapeutics to continue the development and commercialization of camidanlumab tesirine (Cami).

The parties first entered into a collaboration and license agreement in June 2013 for the development of Cami, an antibody drug conjugate (ADC) which combines Genmab’s HuMax®-TAC antibody targeting CD25 with ADC Therapeutics’ highly potent pyrrolobenzodiazepine (PBD) warhead technology. Under the terms of the 2013 agreement, the parties were to determine the path forward for continued development and commercialization of Cami upon completion of a Phase 1a/b clinical trial. ADC Therapeutics previously announced that Cami achieved an overall response rate of 86.5%, including a complete response rate of 48.6%, in Hodgkin lymphoma patients in this trial who had received a median of five prior lines of therapy.

Cami is currently being evaluated in a 100-patient pivotal Phase 2 clinical trial intended to support the submission of a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA). The trial is more than 50 percent enrolled and ADC Therapeutics anticipates reporting interim results in the first half of 2021.

“We have a long-standing relationship with the ADC Therapeutics team and believe they are an ideal partner for the ongoing development and potential commercialization of Cami,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab. “We look forward to the continued advancement of this CD25-targeted ADC.”

“We are delighted to have reached an agreement with Genmab which will allow ADC Therapeutics to leverage the hematology-focused commercial organization we are building in the U.S. for our lead program loncastuximab tesirine (Lonca) in non-Hodgkin lymphoma,” said Chris Martin, Chief Executive Officer of ADC Therapeutics. “When we started collaborating with Genmab on the development of Cami in 2013, ADC Therapeutics was a startup. Since that time, our team has grown significantly to encompass all aspects of ADC research and development. The U.S. commercial organization, including a hematology sales force, that we are establishing will position us strongly for the commercialization of Cami, if approved.”

Under the terms of the amended and restated license agreement, the parties have agreed to eliminate the defined divestment process which was agreed in 2013 and that envisaged, among other things, offering the opportunity for third parties to continue the development and commercialization of Cami. The parties have also agreed, among other things, that Genmab will convert its economic interest in Cami into a mid-to-high single-digit tiered royalty on net sales.

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Genmab and ADC Therapeutics Announce Amended Agreement for Camidanlumab Tesirine (Cami)

About Camidanlumab Tesirine (Cami)

Camidanlumab tesirine (Cami, formerly ADCT-301) is an antibody drug conjugate (ADC) comprised of a human monoclonal antibody that binds to CD25 (HuMax®-TAC, licensed from Genmab A/S), conjugated to the pyrrolobenzodiazepine (PBD) dimer payload, tesirine. Once bound to a CD25-expressing cell, ADCT-301 is internalized into the cell where enzymes release the PBD-based warhead killing the cell. This applies to CD25-expressing tumor cells, and also to CD25-expressing Tregs. The intra-tumoral release of its PBD warhead may also cause bystander killing of neighboring tumor cells and PBDs have also been shown to induce immunogenic cell death. All of these properties of Cami may enhance immune-mediated anti-tumor activity. Cami is being evaluated in a pivotal Phase 2 clinical trial in patients with relapsed or refractory Hodgkin lymphoma (HL), as well as in a Phase 1a/1b clinical trial in patients with relapsed or refractory HL and non-Hodgkin lymphoma and a Phase 1b clinical trial as monotherapy, and with a planned arm in combination with pembrolizumab, in solid tumors.

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of the following approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Kesimpta® (subcutaneous ofatumumab, under agreement with Novartis AG), for the treatment of adults with relapsing forms of multiple sclerosis in the U.S. and TEPEZZA® (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. A subcutaneous formulation of daratumumab, known as DARZALEX FASPRO™ (daratumumab and hyaluronidase-fihj) in the U.S., has been approved in the U.S. and Europe for the treatment of adult patients with certain multiple myeloma indications. The first approved Genmab created therapy, Arzerra® (ofatumumab, under agreement with Novartis AG), approved for the treatment of certain chronic lymphocytic leukemia indications, is available in Japan and is also available in other territories via compassionate use or oncology access programs. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

About ADC Therapeutics

ADC Therapeutics SA (NYSE: ADCT) is a late clinical-stage oncology-focused biotechnology company pioneering the development and commercialization of highly potent and targeted antibody drug conjugates (ADCs) for patients with hematological malignancies and solid tumors. The Company develops ADCs by applying its decades of experience in this field and using next-generation pyrrolobenzodiazepine (PBD) technology to which ADC Therapeutics has proprietary rights for its targets. Strategic target selection for PBD-based ADCs and substantial investment in early clinical development have enabled ADC Therapeutics to build a deep clinical and research pipeline of therapies for the treatment of hematological and solid tumor cancers. The Company has multiple PBD-based ADCs in ongoing clinical trials, ranging from first in human to confirmatory Phase 3 clinical trials, in the USA and Europe, and numerous preclinical ADCs in development.

Genmab A/S	Tel: +45 7020 2728	Media Release no. xx
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1560 Copenhagen V, Denmark		CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab and ADC Therapeutics Announce Amended Agreement for Camidanlumab Tesirine (Cami)

Loncastuximab tesirine (Lonca, formerly ADCT-402), the Company’s lead product candidate, has been evaluated in a 145-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory diffuse large B-cell lymphoma (DLBCL) that showed a 48.3% overall response rate (ORR), which exceeded the target primary endpoint. In September 2020, ADC Therapeutics submitted a Biologics License Application to the U.S. Food and Drug Administration seeking accelerated approval for Lonca for the treatment of patients with relapsed or refractory DLBCL. Camidanlumab tesirine (Cami, formerly ADCT-301), the Company’s second lead product candidate, is being evaluated in a 100-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory Hodgkin lymphoma (HL) after having shown in a Phase 1 clinical trial an 86.5% ORR in HL patients at the dose selected for Phase 2. The Company is also evaluating Cami as a novel immuno-oncology approach for the treatment of various advanced solid tumors.

ADC Therapeutics is based in Lausanne (Biopôle), Switzerland and has operations in London, the San Francisco Bay Area and New Jersey. For more information, please visit https://adctherapeutics.com/ and follow the Company on Twitter and LinkedIn.

Genmab Contacts:

For Media Relations:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

ADC Therapeutics Contacts:

Investors

Amanda Hamilton

ADC Therapeutics

amanda.hamilton@adctherapeutics.com

Tel.: +1 917-288-7023

EU Media

Alexandre Müller

Dynamics Group

amu@dynamicsgroup.ch

Tel: +41 (0) 43 268 3231

USA Media

Annie Starr

6 Degrees

astarr@6degreespr.com

Tel.: +1 973-415-8838

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1560 Copenhagen V, Denmark		CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab and ADC Therapeutics Announce Amended Agreement for Camidanlumab Tesirine (Cami)

Forward-Looking Statements for Genmab

This Media Release contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Media Release nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® and Kesimpta® are trademarks of Novartis AG or its affiliates. DARZALEX® and DARZALEX FASPRO™ are trademarks of Janssen Pharmaceutica NV. TEPEZZA® is a trademark of Horizon Therapeutics plc.

Forward-Looking Statements for ADC Therapeutics

This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, addressable patient population, research and development costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Genmab A/S	Tel: +45 7020 2728	Media Release no. xx
Kalvebod Brygge 43	www.genmab.com	Page 4/4
1560 Copenhagen V, Denmark		CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122